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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                  SCHEDULE TO
                                  (RULE 13E4)

                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
          OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)

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                       SUN INTERNATIONAL HOTELS LIMITED
                      (Name of Subject Company (Issuer))

                       SUN INTERNATIONAL HOTELS LIMITED
                     (Names of Filing Persons (Offerors))

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                  ORDINARY SHARES, PAR VALUE $0.001 PER SHARE
                        (Title of Class of Securities)

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                                   P879T133
                     (CUSIP Number of Class of Securities)

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                            Charles D. Adamo, Esq.
                       Sun International Hotels Limited
                                 Coral Towers
                         Paradise Island, The Bahamas
                           Telephone: (242) 363-6000
          (Name,address and telephone number of person authorized to receive notices and communications on behalf of
                                filing persons)

                                   Copy to:

                            Philip A. Gelston, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [  ] third-party tender offer subject to Rule 14d-1.

     [ X] issuer tender offer subject to Rule 13e-4.

     [  ] going-private transaction subject to Rule 13e-3.

     [  ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ X ]

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         Sun International Hotels, Limited, an international business corporation organized and existing under the laws of the Commonwealth of The Bahamas (the "Company") hereby amends and supplements its Tender Offer Statement on Schedule TO (the "Schedule TO"), originally filed on June 26, 2000, relating to the self-tender offer by the Company, to purchase up to 5,000,000 of its issued and outstanding ordinary shares, par value $0.001 per share (the "Shares"), at a purchase price of $24 per Share, net to the seller in cash, without interest thereon. Capitalized terms used and not otherwise defined herein have the meanings assigned thereto in the Schedule TO.

ITEM 11.  ADDITIONAL INFORMATION.

          Item 11 of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following sentence: "On August 1, 2000, the Company issued a press release announcing the final results of the Offer, a copy of which is filed as Exhibit (99)(a)(1)(L)."

ITEM 12. EXHIBITS.

          Item 12 of the Schedule TO is hereby amended and supplemented to add Exhibit (99)(a)(1)(L) as follows: "(99)(a)(1)(L) Text of press release issued by the Company on August 1, 2000."


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                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    SUN INTERNATIONAL HOTELS LIMITED


                                    By:   /s/ John R. Allison
                                          -----------------------------
                                          Name:   John R. Allison
                                          Title:  Executive Vice President,
                                                  Chief Financial Officer

Date:  August 3, 2000


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                                 EXHIBIT INDEX


EXHIBIT NO.                DESCRIPTION
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(99)(a)(1)(A)  Offer to Purchase dated June 26, 2000.*

(99)(a)(1)(B)  Letter of Transmittal.*

(99)(a)(1)(C)  Notice of Guaranteed Delivery.*

(99)(a)(1)(D)  Letter from the Dealer Managers to the Brokers, Dealers,
               Commercial Banks, Trust Companies and Nominees.*

(99)(a)(1)(E)  Letter to clients for use by Brokers, Dealers, Commercial
               Banks, Trust Companies and Nominees.*

(99)(a)(1)(F)  Instructions for Tender of Options and Option Election
               Form.*

(99)(a)(1)(G)  Memorandum to Holders of Options.*

(99)(a)(1)(H)  Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.*

(99)(a)(1)(I)  Summary Advertisement as published on June 26, 2000.*

(99)(a)(1)(J)  Text of press release issued by the Company, dated June 16
               2000.*

(99)(a)(1)(K)  Text of press release issued by the Company, dated July 25,
               2000.*

(99)(a)(1)(L)  Text of press release issued by the Company, dated August
               1, 2000.

(99)(b)(1) Third Amended and Restated Revolving Credit Agreement, dated as of November 1, 1999 (the "Revolving Credit Agreement"), among Sun International Hotels Limited, Sun International Bahamas Limited, Resorts International Hotel, Inc. and Sun International Nevada, Inc., as the Borrowers and Guarantors, Various Financial Institutions, as the Lenders, the Bank of Nova Scotia and Societe Generale, as the Co- syndication Agents and the Managing Agents, Bankers Trust Company, CIBC Inc., the Royal Bank of Scotia D Plc, and Wells Fargo Bank, National Association as the Co-agents, and the Bank of Nova Scotia, as the Administrative Agent, the Documentation Agent and the Collateral Agent.*

(99)(b)(2) First Amendment to Third Amended and Restated Credit Agreement, dated as of June 13, 2000.*

(99)(d)        Not applicable.

(99)(g)        Not applicable.

(99)(h)        Not applicable.

(99)(4)(a) Sun International Hotels Limited Consolidated Financial Statements as of December 31, 1999.*

(99)(4)(b) Sun International Hotels Limited Unaudited Condensed Consolidated Statements of Operations for the Three Months Ended March 31, 2000.*

*Previously filed


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                                                         Exhibit (99)(a)(1)(L)







                               Sun International

FROM     Sun International Hotels Limited
                  Paradise Island, The Bahamas
                  Contact:  John Allison
                  Tel:  (954) 713-2500

FOR IMMEDIATE RELEASE

                       SUN INTERNATIONAL HOTELS LIMITED
                     ANNOUNCES FINAL RESULTS OF CASH OFFER
                            FOR ITS ORDINARY SHARES

PARADISE ISLAND, THE BAHAMAS - August 1, 2000 - Sun International Hotels Limited (NYSE: SIH) today announced the final results of its previously announced cash offer to purchase up to 5,000,000 shares of its ordinary shares at a price of $24.00 net per share. The cash offer expired at 5:00 p.m. New York City time on July 25, 2000.

A total of 13,554,651 ordinary shares were tendered and delivered pursuant to the offer of which the Company has accepted 5,000,000 ordinary shares.

Because the offer was oversubscribed, a proration factor of 36.89 percent for ordinary shares tendered will be applied. This proration factor gives effect to ordinary shares tendered pursuant to notices of guaranteed delivery but not actually delivered.

As of August 1, 2000, the Company had 32,682,350 ordinary shares issued and outstanding. As a result of the completion of the offer, the Company expects to have 27,840,286 ordinary shares issued and outstanding as of the time immediately following payment for the tendered shares.